FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 May 2012

NOTICE OF REDEMPTION

Notice is hereby given to the holders of the EUR600 million 8.03% Non-cumulative Step-up Perpetual Preferred Securities (the Preferred Securities) issued by HSBC Capital Funding (Euro 1) L.P. (the Limited Partnership) on 17 April 2000 (Restricted ISIN: XS0110562617 and Reg S ISIN: XS0110562534).

Pursuant to the terms and conditions of the Preferred Securities, HSBC (General Partner) Limited, in its capacity as general partner of the Limited Partnership, will exercise its right to redeem all of the Preferred Securities on 30 June 2012, the First Optional Redemption Date.

On 2 July 2012, the next business day following the First Optional Redemption Date, all of the Preferred Securities issued by the Limited Partnership shall be redeemed in whole for cash at a redemption price equal to the Optional Redemption Price (as such term is defined in the Limited Partnership Agreement relating to the Preferred Securities).

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 24 May 2012